                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1

                       Chicago Bridge & Iron Company N.V.
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                                (Name of Issuer)


                         Common Stock, par value NLG .01
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                         (Title of Class of Securities)


                                    N19808109
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                                 (CUSIP Number)


                  Richard E. Blohm, Jr., 1415 Louisiana Street,
                Suite 3000, Houston, Texas 77002 (713) 739-6500
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 7, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

CUSIP No.  N19808109               SCHEDULE 13D                Page 2 of 7 Pages

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  1   NAME OF REPORTING PERSON
      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WEDGE GROUP INCORPORATED

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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                     (b) [ ]

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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS*

      OO, AF

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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

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                 7   SOLE VOTING POWER
 NUMBER OF
                     0
  SHARES        ----------------------------------------------------------------

BENEFICIALLY     8   SHARED VOTING POWER

 OWNED BY            0
                ----------------------------------------------------------------
   EACH
                 9   SOLE DISPOSITIVE POWER
 REPORTING
                     0
  PERSON        ----------------------------------------------------------------

   WITH         10   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      0%
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 14   TYPE OF REPORTING PERSON*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  N19808109               SCHEDULE 13D                Page 3 of 7 Pages

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  1   NAME OF REPORTING PERSON
      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FARINVEST, LTD.

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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                     (b) [ ]

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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS*

      OO, WC

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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      CAYMAN ISLANDS

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                 7   SOLE VOTING POWER
 NUMBER OF
                     0
  SHARES        ----------------------------------------------------------------

BENEFICIALLY     8   SHARED VOTING POWER

 OWNED BY            837,692
                ----------------------------------------------------------------
   EACH
                 9   SOLE DISPOSITIVE POWER
 REPORTING
                     0
  PERSON        ----------------------------------------------------------------

   WITH         10   SHARED DISPOSITIVE POWER

                     837,692
--------------------------------------------------------------------------------

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      837,692
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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      3.58%
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 14   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  N19808109               SCHEDULE 13D                Page 4 of 7 Pages

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  1   NAME OF REPORTING PERSON
      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ISSAM M. FARES

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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------

  3   SEC USE ONLY

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  4   SOURCE OF FUNDS*

      OO, AF

--------------------------------------------------------------------------------

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

--------------------------------------------------------------------------------

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      LEBANON

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                 7   SOLE VOTING POWER
 NUMBER OF
                     0
  SHARES        ----------------------------------------------------------------

BENEFICIALLY     8   SHARED VOTING POWER

 OWNED BY            4,352,764
                ----------------------------------------------------------------
   EACH
                 9   SOLE DISPOSITIVE POWER
 REPORTING
                     0
  PERSON        ----------------------------------------------------------------

   WITH         10   SHARED DISPOSITIVE POWER

                     4,352,764
--------------------------------------------------------------------------------

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,352,764
--------------------------------------------------------------------------------

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      18.60%
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 14   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

        This Amendment No. 1 to the statement on Schedule 13D (the "Statement"), originally filed on January 8, 2001 (the "Original Statement"), is filed by WEDGE Group Incorporated, a Delaware corporation ("WEDGE"), Farinvest, Ltd., a Cayman Islands company ("Farinvest"), and Issam M. Fares (together with WEDGE and Farinvest, the "Reporting Persons") and relates to the Common Stock, par value NLG .01 per share (the "Common Stock"), of Chicago Bridge & Iron Company N.V., a Company organized under the laws of the Netherlands (the "Issuer" or "CB&I"). The Original Statement is hereby amended as set forth below. Capitalized terms used herein and not otherwise defined have the meaning ascribed to them in the Original Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 is hereby amended by the addition of the following at the end thereof:

        On February 7, 2001, the Issuer and Farinvest entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") in connection with the funding of the purchase of certain assets of Pitt-Des Moines, Inc. ("PDM"), a Pennsylvania corporation, by the Issuer (the "PDM Acquisition"). Pursuant to the terms thereof, Farinvest acquired 837,692 shares of Common Stock of the Issuer in consideration of $13,612,500.

        In connection with the PDM Acquisition, PDM, the Issuer, and Farinvest entered into a Standby Funding Agreement (the "Standby Funding Agreement"), dated as of February 7, 2001, whereby Farinvest provided stand-by funding for the Issuer's purchase of certain shares of Common Stock issued by the Issuer to PDM as consideration for the assets purchased as part of the PDM Acquisition. Such shares of Common Stock may be put to CB&I under certain circumstances and in the event certain conditions are satisfied. Pursuant to the Standby Funding Agreement, Farinvest has agreed to loan funds to CB&I to finance the put. CB&I has agreed to reimburse Farinvest in cash or, provided certain material conditions are satisfied, shares of CB&I's Common Stock. In connection with the Standby Funding Agreement, WEDGE delivered a guaranty of Farinvest's performance thereunder (the "Guaranty").

        Each of the Standby Funding Agreement, Guaranty and Stock Purchase Agreement contains other terms and conditions. The foregoing description of such agreements is qualified in its entirety by reference to the text of such agreements, which are filed as exhibits to this Statement and are incorporated by reference herein.

        The source of the funds used for the purchase of the shares of Common Stock pursuant to the Stock Purchase Agreement was working capital on hand.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby deleted in its entirety and replaced with the following:

        (a) As set forth herein, WEDGE Engineering owns 3,515,072 shares of Common Stock of the Issuer, which represents approximately 15.02% of the outstanding Common Stock (based upon the number of shares of Common Stock outstanding as of February 7, 2001, as represented by the Issuer). See Item 3.

               As of February 7, 2001, Farinvest owned an aggregate of 837,692 shares of Common Stock, constituting approximately 3.58% of the Common Stock (based upon the number of shares of Common Stock outstanding as of February 7, 2001, as represented by the Issuer). See Item 3.

               As of February 7, 2001, Issam M. Fares beneficially owned an aggregate of 4,352,764 shares of Common Stock, constituting approximately 18.60% of the Common Stock (based upon the number of shares of Common Stock outstanding as of February 7, 2001, as represented by the Issuer). See Item 3.

     (b) Mr. Fares may be deemed to beneficially own and thereby share voting and dispositive power over the shares of Common Stock described herein which are held by WEDGE Engineering and Farinvest. See Item 2.

     (c) See Item 3.

     (d) and (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDING WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 is hereby amended by the addition of the following as the penultimate paragraphs:

        On February 7, 2001, WEDGE and CB&I entered into an Amendment to Shareholder Agreement (the "Amendment"). The Amendment provides for certain exceptions to the general terms and restrictions of the Shareholder Agreement for (i) the PDM Acquistion and Standby Funding Agreement; and (ii) certain transactions opposed by the WEDGE appointees to the CB&I Supervisory Board. In addition, the Amendment includes a consent by the CB&I Supervisory Board to the Stock Purchase Agreement, Standby Funding Agreement and other transactions relating to the PDM Acquisition.

        The terms of the Shareholder Agreement apply to WEDGE and its Affiliates and Associates (as defined in the Shareholder Agreement) which include Farinvest and WEDGE Engineering.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following items are hereby added to the documents filed as Exhibits:

     Exhibit 99.9.       Amendment to Shareholder Agreement.

     Exhibit 99.10.      Stock Purchase Agreement.

     Exhibit 99.11.      Standby Funding Agreement.

     Exhibit 99.12.      Guaranty

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

        Dated:  February 13, 2000.

                                            WEDGE GROUP INCORPORATED

                                            By: /s/ RICHARD E. BLOHM, JR.
                                                ----------------------------
                                                Name:  Richard E. Blohm, Jr.
                                                Title: Vice President


                                            FARINVEST, LTD.

                                            By: Issam M. Fares,
                                                its Managing Director


                                                   By: /s/ RICHARD E. BLOHM, JR.
                                                      --------------------------
                                                      Richard E. Blohm, Jr.
                                                      Attorney-in-Fact


                                            ISSAM M. FARES

                                            By: /s/ RICHARD E. BLOHM, JR.
                                                -----------------------------
                                                Richard E. Blohm, Jr.
                                                Attorney-in-Fact

                                 EXHIBIT INDEX

     The following items are hereby added to the documents filed as Exhibits:


     Exhibit No.                      Description
     -----------                      -----------

     Exhibit 99.9.       Amendment to Shareholder Agreement.

     Exhibit 99.10.      Stock Purchase Agreement.

     Exhibit 99.11.      Standby Funding Agreement.

     Exhibit 99.12.      Guaranty